EXHIBIT 99.4

Yamana – with a new, unmatched focus on gold in Brazil.

During this year, Yamana

Repaid all of its debt

Secured strong partners for the exploration and development of its Argentine gold assets

Developed a significant new focus on gold production, exploration and development in Brazil

Over the longer-term, Yamana

Intends to become a gold producer, and the major consolidator of gold opportunities in Brazil

PRESIDENT'S MESSAGE

This is Yamana's  ninth annual report since its creation in March of 1994. * The improvement in gold prices that began early in 2002 ties created some enthusiasm for  the  industry's  future.  However,  exploration  expenditures  by  juniors, financed  by  speculative  investors,  have  yet to show  significant  signs  of recovery.  It is now the majors who are  returning  to  grassroots  exploration, somewhat  usurping  the junior  role.  Exploration  expenditures  in  aggregate, however,  continued  to decline  markedly  from the heady  levels of 1997.  * An evaluation,  begun in  October  2002,  saw  Yamana  redirected  into  Brazil and
culminated   in  the   acquisition   of  the   1.000-square-kilometer   area  of
Cumaru-Brazil's  largest garimpeiro reserve-in the Carajas Region of Para State.
This acquisition led to an equity financing of $CDN 1.3 million, which closed on
February  28,  2003.  Brazil is surely one of the most  unexplored  countries of
South  America.  Many  opportunities  exist and the  recent  devaluation  of the
Brazilian real against the U.S. dollar makes working there much more economic. *
Yamana  intends to remain focused on South  America,  with a strong  emphasis on
Brazil. Our Argentina land holdings in southeastern Patagonia continue under the joint venture with  Buenaventura  and Hochschild,  with no financial  commitment needed from Yamana until these partners  spend $US 6 million.  The land position has been  expanded  through  Yamana's  exploration,  skills and these  additions turned  over  to its  partners  for  detailed  investigation.  * As  part of the developing  emphasis on Brazil,  on April 23. 2003.  Yamana announced its second move in Brazil with an agreement to acquire all of (tie gold properties of Santa
Elina Mines Corp., a substantial  Brazilian mineral company.  It is of note that the greenstone terrane which makes up must of the nearly 7,500 square kilometers of land held by Santa  Elina in the Santa Elina Gold Belt  continues  south into
Paraguay. Yamana possesses a substantial database on Paraguay and we drilled the first gold ever in hard rock.  It will be  fascinating  to tie our data to Santa
Elina's arid,  perhaps.  return to that country. * Other projects and properties in Brazil are under  evaluation.  It is hoped that further  acquisitions and the aggressive  development  of the gold assets  already  acquired from Santa Eliria will see  Yamana  emerge in a very few years as a mid tier  gold  producer  with excellent exploration  prospects. * I am convinced that Yamana's move to Brazil, once again. places us ahead of the pack: a position we have occupied in the past and one which we relish.  I intend to see that we capitalize on our contacts and opportunities  and emerge  from the  darkness  of survival to the light of value creation.

Victor H. Bradley
President and CEO

2

BRAZIL

PROPERTY OVERVIEW

In February,  2003,  Yamana acquired Cumaru,  its first gold property in Brazil.
Yamana intends to focus heavily on Brazil,  a country that offers many excellent opportunities  for mineral  explorers and developers.  The political  climate in
Brazil is good,  its  taxation  is equal or better  than  other  Latin  American countries,  and  infrastructure is above average.  Geologically,  the country is
underlain  by  many  largely  untapped   geological   terranes  similar  to  the
world-class  mineral deposit  settings in  Precambrfian  shield areas of Canada,
Australia,  and Africa.  These  continental  shield areas - all better known and more  intensely  explored  than  Brazil - account for a high  percentage  of the world's past gold production and current resources.

CUMARU

Yamana's  Cumaru  acquisition  includes a famous  garimpeiro  gold  reserve  and adjoining ground totaling almost 1,000 square kilometers in the southern part of the  Carajas  region of Para  State,  one of the  world's  premier  metallogenic provinces.  Included is a 540,000-ounce gold resource with significant expansion potential  and a vast tract of  virtually  unexplored  ground with  prolific old alluvial  gold  workings  and geology  favorable  for a variety of large gold or copper-gold  lode  deposits.  Once  considered  to be  Brazil's  "second  Sierra
Pelada,"  the  property  is on trend  and  adjacent  to ground  currently  being aggressively explored and drilled by major mining companies.

The Carajas region,  historically  famous for its world-class  deposits of iron, nickel,  manganese,  and gold,  has recently  become one of the world's  premier regions for iron oxide-copper-gold  (IOCG) deposits.  Since the discovery of the huge  Olympic Dam Deposit in Australia in the 1970's,  IOCG  deposits  have been aggressively  sought worldwide by major mining  companies,  with no metallogenic province  to date  yielding  more giant  discoveries  than the  Carajas  region.
Important  discoveries  include  Salobo  (784  Mt @  0.96%  Cu,  0.52  g/t  Au),
Crystalino  (500 Mt @ 1.3% Cu, 0.3 g/t Au),  Sossego (335 Mt @ 1.1% Cu. 0.28 g/t
/Au) and Alemao  Bahia (170 Mt @ 1.5% Cu, 0.80 g/t Au).  The  potential  of this newly recognized  copper-gold  region to contain many more large discoveries has caused a flurry of exploration  including  intense drilling  activity by Codelco
(in joint venture with  Barrick) on ground  adjacent to Yamana's new property in the south part of the Carajas region.

Yamana's   acquisition  includes  the  970-square  kilometer  Cumaru  Garimpeiro
Reserave and the adjoining  17-square kilomter Gradaus mining property.  Gradaus consists of partially developed private ground with an active mining license and an operations  camp.  The adjacent and much larger Cumaru reserve is the site of widespread  alluvial  workings  (now  inactive)  from which an  undocumented  by apparently  large  amount of gold (at least 2 million  ounces) was  extracted by more than  10,000  miners  during  the early  1980's.  This tract has never been explored by modern methods.

Old Gradaus open pit gold mine with garimpos (alluvial gold workings)

One of many gold-bearing vein and stockwork systems in saprolite (weathered bedrock) on Yamana's Cumaru Garimpeiro Reserve

Cumaru — Codelco-Barrick drill site near old gold garimpo just north of Yamana's Cumaru Garimpeiro Reserve

Garimpeiro (artisanal miner) gold operation at Yamana's Gradaus property

CUMARU-GRADAUS REGION GENERALIZED GEOLOGY major gold occurrences-deposits-alluvial workings, lithologies-structures-regional mag anomaly, outlines of current mining claims, location of recent Codelco-Barrick CU-AU(?) discovery

7°30' S
Q.S MINERACAO (WMC) 1994
GRADAUS GREENSTONE BELT
(unclaimed)
MINERACAO SILVANA (Sta. ELINA) 1994
PLATFORM SEDIMENTS
Q.S MINERACAO (WMC) 2000
BARRICK 2001
7°45' S
MARUYAMA 2000
(unclaimed)
CODELCO-BARRICK Cu-Au(?) discovery drilling since early-2002
MAGNETIC ANOMALY shown on 1996 CPRM map (Brazi. Geol. Survey)
KAYAPO INDIAN RESERVATION
PLATFORM SEDIMENTS
YAMANA CUMARU GARIMPEIRO RESERVATION (~97,000 ha.)
GRADAUS GREENSTONE BELT
GRADAUS mine & resource
YAMANA GRADAUS CLAIMS (~1,700 ha.)
MINERACAO SILVANA (Sta. ELINA) 1994
(unclaimed)
0 5 10 km
MAJOR GOLD OCCURRENCES
8°00' S

3

KAYAPO INDIAN RESERVATION
CUMARU GARIMPEIRO RESERVE
GRADAUS CLAIM BLOCK
banded iron formation
shear zone in meta-andesite

Drill core from Gradaus gold resource area

CUMARU-Gradaus GOLD DEPOSIT Generalized Geology. Major gold occurrences, lithologic units, structures, areas of previous detailed exploration at Gradaus

Background photo: Garimpeiros mining rich gold veins (average about 2 ounces per tonne gold) from old Anglo-American exploration trench on Yamana's Gradaus mine property.

4

Gradaus  has  seen  two  generations  of  mining:  illegal  garimpeiro  activity exploiting  shallow alluvial gold in the  early-1980's,  and an organized mining effort by the Gradaus  property owners in the  early-1990's.  The latter an open pit operation with a gravimetric-heap  leach plant,  reportedly  recovered about
400,000  ounces of gold over a 4-year  period  from  veins in  oxidized  bedrock beneath some old garimpeiro workings in one small part of the property.  Limited exploration drilling during this period,  including 2,260 meters of diamond core drilling to an average depth of 115 meters,  outlined additional gold-rich oxide and primary  material  beneath the open pit.  This unmined  resource  reportedly contains  about 540,000  ounces of gold at a grade of 4.81 g/t.* The resource is said to remain open in both directions on strike and to depth.

*The resource  information is taken from 1996 report  published by the CPRM, the national  geological  survey of Brazil.  The resource may not be compliant  with
Canada's National Instrument 43-101 standards and there is no certainty that any econmic resource will exist on this property.

The Cumaru-Gradaus  regions is underlain by greenstones and granitic to gabbroic intrusives of Lake Archean age and by platform  sediments and volcanics of Early
Proterozoic  age. The Gradaus resource and many old alluvial gold workings occur near the top of the Cumaru stock, an elliptical  granodiorite body that intrudes the Gradaus  Greenstone  Belt.  Gold occurs as  high-rate  quartz veins in shear zones  cutting  the edge of the stock  and as  low-grade  disseminations  in the alteration  envelope  surrounding the stock.  Much of the gold at Gradaus may be directly  related to the  stock,  perhaps  an  example  of  porphyry-style  gold deposition.  An unusual number of alluvial gold workings are localized  along an
8-kilometer  elliptical belt that follows the margin of the stock. The only part of this belt that has been explored at depth is the 1.5  kilometer  segment that includes the Gradaus mine and  resource.  Yamana  believes the remainder of this belt could add significant resources similar to those at Gradaus.

Elsewhere in the area, gold shows and alluvial workings occur politically within the  widespread  sediments and volcanics of the  greenstone  assemblage and to a lesser  extent in the overlying  platform  sequence.  Gold is associated  with a variety of  lithologies,  most  importantly  with bedded iron  oxide-rich  units
("banded iron formation" or "BIF") in the greenstone, often with copper minerals
and  occasionally  cobalt  or  molybdenum.   Unconfirmed   sulfide-rich  samples
containing  up to 1.6%  copper  and 229  g/t  gold  have  been  reported.  These occurrences suggest exploration potential for a variety of lode gold targets and more importantly possible IOCG deposits. Yamana believes the Cumaru-Gradaus area has never been examined on the ground with IOCG targets in minds.

SANTA ELINA ACQUISITION

On April 23,  2003,  Yamana  announced  its second  major move in Brazil with an agreement  to acquire  all of the gold  assets of Santa  Elina  Mines  Corp.,  a substantial Brazilian mineral company. These assets include three advanced-state pre-production gold projects, a number of mid-stage  exploration  projects,  and claims or concessions covering prospective  exploration areas in two of Brazil's important gold provinces.  The pre-production  projects - all in advanced stages of permitting and licensing - are:

Sao Vicente - A former  operating mine with camp and plant facilities in western
Mato Grosso state,  produced  187,000 ounces of gold before being  mothballed in
1997 due to declining gold prices. In the same year, the project was assessed by
Mine Reserves  Associates and Echo Bay Mines Technical Services (both of Denver,
Colorado)  using mine  exposures and drill hold date - 241 holes totally  30,000 meters,  drilled at 25 m x 25 m spacings in a 1,000 m x 150 m area.  The studies infer a shallow  primary gold deposit  containing  550,000-ounces  at an average grade  of 1.03 g/t Au.  An  insufficiently  explored  deeper  higher-grade  zone identified in 21 drill holes  averaging 260 meters in depth is a priority target for future  exploration.  Intercepts  in these  deeper  holes range from 2 to 20 meters with grades from 4.31 to 59.43 g/t Au.

Sao Francisco - A corporation  project to Sao Vicente,  50 kilometers away, with
which  it  could  share  facilities.   Studies  done  in  1997  by  Geo  Systems
International  (California),  Kappes, Cassidy and Associates (Reno, Nevada), and
Echo Bay Mines Technical Services (Denver,  Colorado),  used date from 335 holes totaling 50,000 meters in depth, drilled at 25 m x 25 m and 25 m x 50 m spacings in an 1,800 m x 150 m area, to infer a shallow  primary gold  deposit,  open one direction on strike,  containing  1.1 million  ounces of gold at a grade of 0.91
g/t  Au.  Similar  to  Sao  Vicente,  this  deposit  is  also  underlain  by  an insufficiently  explored deeper higher grade gold target  identified in 19 drill holes averaging 200 meters in depth - intercepts  range from 2 to 14 meters with grades from 1.86 to 58.0 g/t Au.

Fazenda  Nova-Lavrinha  - The  Fazenda  Nova  property  in central  Goias  state contains at least six shallow  blanket-like  gold deposits in saprolite  (deeply weathered, oxidized bedrock). According to reports done in 1997 and 1998 by Echo
Bay Mines Technical Services (Denver, Colorado), Lynn Canal Geological Seravices
(Juneau,  Alaska),  and  Mineracao  Santa Elina  (Brazil),  Lavrinha is the most intensely explored of these deposits and contains a gold-bearing  saprolite zone up to 50  meteres  thick  over an area of 3  kilometers  x 1.5  kilometers.  The studies used date from drilling - 342 holes totaling  23,500 meters - trenching, and open pit mine exposures to infer a 191,000-ounce gold deposit averaging 0.84
g/t Au.  The open pit is the  relic of a small,  early-1990's  heap  leach  gold operation which processed  saprolite  without blasting or crushing.  The studies also  suggest  potential,  beneath the shallow  saprolite,  for a  higher-graded primary gold deposit,  identified  tentatively in 11 holes drilled to depts.  of about 50 meters. Intercepts ranging from 2 to 20 meters in width with 2.0 to 8.3
g/t Au and exceptional grades up to 21.9 g/t Au.

Exploration  properties being acquired cover prospective areas in two major gold regions:

Santa Elina Gold Belt - An important  new gold  province in Mato Grosso state in western Brazil,  near the Bolivian border, with claims,  concessions,  or mining licenses  covering  7,482  square  kilometers,  including  Sao  Vicente  and Sao
Francisco,  several  other  defined gold  deposits,  and dozens of  incompletely explored gold targets.

Goias Mineral District - Detailed  exploration data covering  prospective ground in a 300 square  kilometer region in Goias state,  central Brazil,  including 30 square kilometers of claimed exploration ground in the Fazenda Nova area.

With this acquisition, Yamana will own a 100% interest in a substantial suite of
gold  assets  in  Brazil.   Additionally,   Yamana  is  pursuing   other  Brazil
developments  including the acquisition of producing  assets.  Yamana intends to move swiftly to become a major Brazilian gold producer and explorer.

ARGENTINA

The Santa Cruz Joint Venture (SCJV), is a three-way  partnership  between Yamana and Compania de Minas Buenaventura S.A.A., as operator,  and Mauricio Hochschild
&  Compania S.A.C.  Under the SCJV agreement,  Yamana's  partners must spend
US$2.85  million  in  exploration  within  three  years  and  commit to a second three-year  exploration  effort to order to earn 50 percent interest in Yamana's
Santa Cruz gold properties.  Expenditures  aggregating  US$5.85 million will see this interest increase to 66 2/3%.

To date the SCJF  has  mapped  and  trenched  in  detail  the  vein  systems  of
Martinetas  and La  Paloma.  Several  Martinetas  vein  systems  have  also been examined  with a series of diamond drill core holes  Additionally,  a continuing regional  reconnaissance  program has expanded Yamana's land position from 7,000 hectares to more than 16,000 hectares.

MARTINETAS

Detailed trenching,  mapping,  sampling, and core drilling at Martinetas focused on Coyote,  Cerro Oro, and  Armadillo  (formerly  known as T-1).  Each sector is crossed  by a number of  gold-bearing  veins  containing  bonanza-grade  shoots.
Almost 2,000 meters of new short trenches were dug, hammered,  or blasted across these vein systems and 780 meters of existing  exploration trenches were cleaned and deepened.  High-grade targets defined by this work were subsequently  tested for  character  and  continuity  at depth with 18 HQ-sized  diamond  core holes, totaling  2,020  meters.  The drill core has been  logged,  sawed,  and sampled, however assay results have not yet been received.

Coyote - The new detailed  mapping and trenching define three important WNW vein systems in the  Coyote  Sector.  Three new core  holes  were  drilled to examine
Coyote Norte,  and one each in the Coyote Sur and Calafate vein systems.  Coyote
Norte, the principal  system,  is more than 600 meters long and has at least two known  bonanza  shoots.  One of these shoots was  discovered  by Yamana in 1997.
Yamana's  discovery  core hole,  which cut 2.5 meters (true width) of 114.21 g/t gold at 30 meters depth,  was offset in 1999 by a second core hold,  17.5 meters away,  hitting 2.5 meters (true width) of 282.66 g/t gold,  also at 30 meters in depth.  All five holes drilled in the current campaign each intersected at least two significant vein intervals at depth.

Cerro Oro - Cerro Oro vein, about 500 meters south of Coyote, was tested by four new core holes  (544  meters).  Cerro Oro is crossed by a number of  subparallel gold-rich  vein sets which with few  exceptions  strike  WNW.  Trenching  yields several  high-grade  samples  including a 0.5-meter bonanza sample with 80.8 g/t gold. A nearby reverse  circulation  drill hole by Yamana in 1997 cut 2 meters @
29 g/t  gold  at 126  meters  in  depth,  one of the  deepest  known  high-grade intercepts  in  eastern  Santa  Cruz  Province  . Each  of the  four  new  holds intersected  from three to five  veins up to 1.0 meters  wide at depths of 49 to
115 meters.  A major exception to the common WNW vein trend is a large prominent
ENE vein exposed across the top of Cerro Oro hill.  This anomalous  structure is thought ot be a possible  feeder for the many WNW veins at Cerro Oro and perhaps also Coyote. Two of the four new Cerro Oro core holes were designed to test this large  ENE  structure  as well as the  WNW  vein  sets.  The ENE  structure  was intersected at 15 meters in depth with a width of 21.0 meters in one hole and at
40.5 meters in depth with a width of 8.5 meters in the other hole.

Armadillo - Armadillo  (formerly T-1), 1,200 meters south of Cerro Oro, contains several large and complex WNW vein systems which have now been mapped,  sampled, and  trenched in detail.  Nine new core holes (995  metere) were drilled to test four separate vein systems - Armadillo, Choique, Mara, and Mara Norte - from 210 to 1,000 meters long. Armadillo was previously tested at depth by Yamana - first
(1997) by a series of reverse  circulation  drill holes that stayed edntirely in the footwall of the structure and later (1999) by a number of core holes drilled on the  opposite  side of the vein.  The best two of these  later  holes hit 3.0 meters  (true  width) @ 86.53 g/t gold and 4.6  meters  (true  width) @ 7.80 g/t gold.

LA PALOMA

Yamana's La Paloma  property,  40 kilometers  northwest of Martinetas,  is being extensively  trenched,  sampled, and mapped in preparation for a future drilling program.  Activities  are focused on four  principal  exploration  sectors - San
Nicolas,  San Juan, San Martin,  and Santa Rosa.  Each sector  contains  several gold-rich  vein systems,  collectively  comprising a  district-sized  area of 90 square  kilometers  containing  more than 11 kilometers of veins with  scattered bonanza gold shoots. To secure surface rights over this large, promising area, a lease-purchase  agreement  was  signed in  January  with the  landowner  for the
19,000-hectare La Paloma Estancia.

The SCJV program plans 230 trenches  (2,300  meters) in the current field season to examine the more promising veins in the four La Paloma  exploration  sectors.
Surface  sampling of some of these  veins three years ago by a Yamana  affiliate returned numerous high-grade gold assays,  including several with bonanza grades over 4-to 6.6 meter  widths  of 23.16 to 115.0 g/t gold.  Additionally,  limited wide-spaced  reverse  circulation  drilling by  Newcrest in 1996 cut  high-grade intercepts in several  veins at depth,  including 4 meters @ 15.6 g/t gold and 2 meters @ 18.6 g/t gold in  separate  holes.  The current  trenching  and mapping campaign is examining the strongest of these vein systems to help define targets for a subsequent diamond core drilling.

To  date,  more  than 70  trenches  reveal  that  veins  are  significantly  and
consistently  wider  than  observed  in  surface  outcrops.   One  of  the  most
prospective  vein  systems at this time  appears  to be Veta  Sulturo in the San
Nicolas sector.  A 600-meter  segment of this  1-kilometer  long vein system has been trenched and mapped in detail, showing true vein widths ranging from 1.2 to
3.4  meters.  Assays  for the  first 13  trenches  cut  across  this  vein  show high-grade  gold in at least 7 of the trenches  with values  ranging from 3.0 to
28.2 g/t gold Assay results for all other trenches are pending.

PARAGUAY

The  prospective  greenstone  terrane,  which  underlies most of the Santa Elina properties in the Santa Elina Gold Belt of western  Brazil,  continues  south in
Paraguay,  a country  in which  Yamana  was the  pioneer  was the  pioneer  gold explorer.  Yamana drilled the first gold ever in Paragruay history and possesses a  substantial  database  on  Paraguay - gathered  through  its own  efforts and through its joint venture with Newmont.  Eastern Paraguay is geologically a part of the Brazilian shield and is highly prospective for gold;  however, it remains largely  unexplored.  Yamana hopes to tie its Paraguay  data with Santa  Elina's data and perhaps return to this little-known, underexplored country.

MANAGEMENT DISCUSSION
AND ANALYSIS

Overview

As the mining  industry  started to revive  from  depressed  conditions,  Yamana strengthened its financial position and increased its mineral property holdings.

During the year,  Yamana  eliminated a $1.1 million  liability  related to First
Preference  Shares and a $3.3  million  loan from  Northgate  Exploration  (BVI)
Limited  ("Northgate").  Failure  to repay the loan would have meant the loss of all of Yamana's Argentina assets, and, thus, the end of the company.

On April 2, 2003, in a three-way  agreement with Coeur d'Alene Mines Corporation
("Coeur") and  Northgate,  Coeur acquired all of Yamana's  silver  properties in western Santa Cruz Province, Argentina, in exchange for satisfying, in full, all amounts owing to Northgate.

Later  in  April  2002,  Yamana  entered  into an  agreement  with  Cia de Minas
Buenaventura S.A.A. ("Buenaventura"), to fund a two-phase $6 million exploration
program  of  the  gold   properties.   Mauricio   Hochschild  Cia  Ltd.   S.A.C.
("Hochschild") also agreed to join the venture and fund 50% of the costs.

As a result of these agreements,  Yamana survived and emerged owning one hundred percent of its promising  Argentina gold  properties with partners highly versed not only in exploration but also  development  and mining.  As of February 2003,
Buenaventure and Hochschild had funded $680,000.

In October  2002,  Yamana  acquired a 1,000  square  kilometer  area of Cumaru -
Brazil's  largest  garimpeiro  reserve - in the  Carajas  Region of Para  State.
Subsequent to year-end,  Yamana  announced  that it had reached  agreement  with
Santa Elina Mines Corp.  ("Santa  Elina") to acquire all of Santa  Elina's  gold assets in Brazil. The assets include three  advanced-stage  pre-production  gold projects, a number of mid-stage exploration projects,  and claims or concessions covering prospective exploration areas in two of Brazil's major gold regions.

Yamana is currently  evaluating  other projects in Brazil.  It is hoped that the new  Brazilian  properties,  together  with  further  acquisitions  and Yamana's
Argentina  assets,  will give Yamana the  critical  mass  necessary  to become a mid-tier gold producer with excellent exploration prospects.

Yamana is undergoing radical changes with a new and focused emphasis upon Brazil
- an under-explored  country.  Yamana expects to become the consolidator of gold opportunities in that country and our shareholders  should be well-positioned to benefit from the consequent rebuilding of Yamana in a strengthening gold market.

Operating Results

For this year, Yamana incurred a net loss of $3.4 million compared to a net loss of $11.0 million for the previous  year.  The decrease was mainly due to mineral property  write-offs of $0.9 million and interest expense of $0.2 million in the current in the current  year  against  $8.2  million and $1.8 million last year, respectively.  The write-offs in both years reflect,  essentially, the losses on disposition of the silver assets and the write-down of tax credits in Argentina.
Additionally,  a provision of  $1,017,000  for future  income  taxes  related to assets transferred in the Coeur/Northgate agreement was made in the current year compared to a recovery of future income taxes of $143,650 in the prior year.

Current year revenue of $158,000 included $120,000 in option payments related to the sale of Mina Martha. Revenue from the sale of ore from Mina Martha ceased in the prior year.  This  difference was due primarily to increases in salaries and professional  fees.  Salaries in the  current  year  increased  in part due to a
$138,000 stock bonus approved by the  shareholders.  Professional fees increased
$106,000 due to increased activity related to the Buenaventruea/Hochschild joint venture and sale of Mina Martha.

At the Annual and Special Meeting on August 30, 2002, Yamana shareholders passed
a  special  resolution  to  eliminate  Yamana's   accumulated   deficit  on  its
consolidated  balance sheet as of February 28, 2002 and, thus,  reduce  Yamana's stated capital by $52,644,546.

Liquidity and Capital Resources

Subsequent  to the sale of Mina  Martha,  Yamana  had no  producing  properties.
Operations  must be funded by equity  financings  and earn-in and  joint-venture arrangements with other mining companies.

Working  capital as at February  28,  2003,  was a negative  $372,820.  However,
$603,311 is represented by accounts payable which will be liquidated through the issue of Yamana common stock.  Thus, the adjusted working capital was a positive
$231,491.

During the year ended  February 28, 2003,  Yamana  received  $R1.6 million ($1.4 million after expenses)  through private  placements and exercise of options and warrants.  Funding to advance the Argentina  properties was provided through the
Buenaventura/Hochschild joint venture.

Notwithstanding  the  decision  to  provide  in  full  against  tax  and  export incentives of $.1 million  collectible in Argentina,  Yamana intends to continue to exert strenuous efforts to collect these monies.

Subsequent Events

Yamana will acquire Santa Elina's gold assets through the issue of common shares such that cisting Yamana  shareholders  will own 15% of Yamana going forward and
Santa  Elina will own 85%.  As part of this  acquisition,  it is  expected  that
Yamana will  consolidate  its common shares on a one for twelve basis,  although this ratio will ultimately be dictated by financing considerations.

Completion of the  acquisition  is subject to a number of  conditions  including
Toronto  Stock  Exchange  approval,  satisfactory  completion  of due  diligence reviews,  Yamana  receiving the approval of its Board of Directors,  approval of
Yamana's shareholders and the execution of formal agreements. The transaction is also conditional upon Yamana raising a minimum of C$10 million.  However, Yamana plans to target a much larger  financing  and expects to structure the terms for that  financing in  early-June  based on the outcome of Yamana's  other  current initiatives and receipt of NI 43-101 reports.

Risks

Yamana's risks include the intensely  competitive nature of the mining industry, fluctuating  currencies and commodity prices, laws governing the repatriation of
profits,  taxation,  political  stability,   expropriation,   and  environmental
compliance.  Currency risks are usually managed by maintaining  maximum funds in
U.S.  dollars.  To mitigate land title risks,  Yamana makes no  commitments  and undertakes no exploration  without first  determining  that  necessary  property rights  are in good  standing.  However,  land  title may still be  affected  by undetected defects.

Outlook

The  recoverability  of the carrying  value of Yamana's  mineral  properties  is dependent  upon the  establishment  of  reserves,  the ability to finance  their development,  and their future profitability.  Yamana will continue to evaluate, acquire,  and develop mineral  properties.  Such activities require  significant expenditures prior to achieving commercial production, typically with many years between discovery and production. Yamana may finance future expenditures through the sale of equity,  joint-venture arrangements with other mining companies, the sale  of  property  interests,  term  debt,  or a  combination  of any of  these alternatives.

CORPORATE GOVERNANCE

The Toronto  Stock  Exchange  (the "TSE")  guidelines  for  effective  corporate governance (the "TSE  Guidelines")  address matters such as the constitution and functions of the Board of Directors  (the "Board") and its  committees.  The TSE requires  that each  listed  corporation  disclose  its  approach  to  corporate governance with reference to these guidelines on an annual basis.

Board Mandate

Yamana's Board supervises  management and the business and affairs of Yamana and acts in the best  interest of Yamana,  all as  required  by the Canada  Business
Corporation  Act. The Board discharges its  responsibility  directly and through committees that make formal  recommendations  to be considered by the Board. The
Board meets regularly.

Composition of the Board

The  Board  consists  of six  members,  four  of  whom  are  "unrelated,"  being independent  of  management  and free from any interest in any business or other relationship  that  could,  or could  reasonably  be  perceived  to,  materially interfere with the director's ability to act with a view to the best interest of
Yamana, other than interests and relationships arising from shareholdings.  With respect to "related"  directors,  Mr. Bradley is an officer of Yamana. Mr. Angus is a partner  of Fasken  Martineau  DuMoulin,  a law firm  that  provides  legal services to Yamana.  Yamana is therefore in compliance  with the TSE  Guidelines with respect to the requirement that at least 50 percent of the directors of the
Corporation by "unrelated." The Chairman of the Board, Mr. Fletcher,  is also an
"related"  director and  therefore  functions  independently  of  management  of
Yamana.

Board Committees

Yamana  has two Board  committees:  the  Audit  Committee  and the  Compensation
Committee

Audit Committee

The Audit Committee consists of four directors, all being "unrelated" directors.
During the fiscal year ended February 28, 203, the Audit Committee  reviewed the interim  financial  statements  and met  once to  review  the  annual  financial statements.  The Audit Committee makes recommendations to the Board of Directors and,  when  required,  meets  directly  with the  auditors of Yamana.  The Audit
Committee also makes  recommendations  as to the implementation and operation of internal control and financial reporting systems.

Compensation Committee

The  Compensation  Committee  consists of three  directors;  all are "unrelated"
directors.  The  Compensation  Committee did not meet  independently  during the fiscal year ended February 28, 2003; instead compensation decisions were made by the full Board of Directors.  The Compensation  Committee  administers  Yamana's executive  compensation program. The Compensation has primary responsibility for making recommendations for approval by the Board with respect to remuneration of
executive  officers  of  Yamara.  The  Compensation   Committee   evaluates  the
performance  of Yamana's  senior  executive  officers and reviews the design and competitiveness of Yamana's compensation plans.

Board and Management Assessment

The Board, in the year ended February 28, 2003, did not consider it necessary to formally assess the effectiveness of the Board. The Board does, however,  assess the performance of management of Yamana on an ongoing basis.

Actions Requiring Board Approval

The Board has no formal policy setting out what specific matters must be brought to it for approval.  However,  there is a clear understanding between management and the Board that all  transactions  or matters  of a material  nature  must be presented for approval by the Board.  To date,  the Board  considers that it has been kept well  informed as to the  business  and affairs of Yamana and that the matters that have been brought forward for approval have been appropriate.

Expectations of Management

The Board expects  management  to implement  strategy and the business pl and to keep the Board  apprised of its activities in connection  therewith.  During the year ended  February 28,  2003,  the Board  believes  that  management  provided sufficient  and  timely  information  in order to allow the Board to manage  the business and affairs of Yamana.

Shareholder Feedback

Yamana  maintains  an investor  relations  person to respond to  inquiries  from shareholders and other interested parties.

Other Matters

Although neither a corporate governance committee nor a nominating committee has yet been  formed,  the Board  and its  committees  had,  and  continue  to have, responsibility for nominating new directors,  reviewing the adequacy and form of compensation of directors,  providing an orientation  and education  program for new recruits to the Board, and approving requests of directors to engage outside advisors at the expense of Yamana.

MANAGEMENT'S RESPONSIBILITY
FOR FINANCIAL INFORMATION

The information and representations in this Annual Report are the responsibility of and have been prepared by  management  and have been approved by the Board of
Directors.   The  consolidated   financial  statements  have  been  prepared  in
conformity with Canadian generally accepted  accounting  principles,  and, where appropriate,  reflect management estimates and careful judgments.  The financial information  presented  throughout  this  report  is  consistent  with  the data presented in the financial statements.

Systems of internal  accounting  controls are  maintained  whenever  possible in order to assure,  on a  reasonable  basis,  the  reliability  of this  financial information.  Our independent  auditors,  Deloitte &  Touche LLP,  Chartered
Accountants,   whose  report  on  their  audit  of  the  consolidated  financial statements appears on this page, also review our systems of internal  accounting controls in  connection  with  generally  accepted  auditing  standards  for the purpose of expressing their opinion on the consolidated financial statements.

The  Board  of  Directors  carries  out its  responsibility  for  the  financial statements  in this Annual  Report,  principally  through  its Audit  Committee, consisting of a majority of outside,  unrelated  directors.  The Audit Committee meets periodically with management and with the independent  auditors to discuss the  results of audit  examinations  with  respect to the  adequacy  of internal accounting  controls  and to discuss  the  financial  statements  and  financial reporting matters.

Victor H. Bradley	William V. Schara
President & CEO	Vice President Finance/CFO
May 2, 2003	May 2, 2003
Auditors' Report

To the Shareholders of Yamana Resources Inc.

We have audited the  consolidated  balance sheets of Yamana Resources Inc. as at
February 28, 2003 and 2002 and the  consolidated  statements of loss and deficit and cash flows for each of the years then ended. These financial  statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian  generally accepted auditing standards.  Those standards  require that we plan and perform an audit to obtain reasonable  assurance  whether  the  financial  statements  are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the  accounting  principles  used and  significant  estimates  made by management, as well as evaluating the overall financial statement presentation.

In our opinion,  these consolidated  financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2003 and 2002 and the  results of its  operations  and its cash flows for each of the years then ended in  accordance  with  Canadian  generally  accepted  accounting principles.

Chartered Accountants
Vancouver, British Columbia
May 2, 2003

CONSOLIDATED BALANCE SHEETS

                                                                        February 28, 2003       February 28, 2002
-----------------------------------------------------------------------------------------------------------------

  ASSETS
  Current
     Cash and cash equivalents                                          $         722,344       $         213,575
     Amounts receivable                                                           216,330                  62,933
     Inventory                                                                          -                 330,392
     Advances and deposits                                                         39,940                 163,909
-----------------------------------------------------------------------------------------------------------------

                                                                                  978,614                 770,809
  Fixed
     Land, buildings and equipment (Note 3)                                       443,067               1,569,404
     Mineral properties (Note 4)                                                5,199,125               7,017,258
  Other
     Value-added tax credits recoverable                                                -                 771,020
     Deposits                                                                           -                     200
     Deferred financing costs                                                           -                  13,624
-----------------------------------------------------------------------------------------------------------------

                                                                        $       6,620,806       $      10,142,315
=================================================================================================================

  LIABILITIES
  Current
     Accounts payable and other accrued liabilities                     $         709,815       $         977,523
     Accrued liabilities payable in stock (Note 5)                                603,311                       -
     Note payable (Note 8)                                                         37,308                       -
     Loan and accrued interest payable (Note 6)                                         -               3,293,185
-----------------------------------------------------------------------------------------------------------------
                                                                                1,350,434               4,270,708

  Long term
     First Preference Shares, Series 1 (Note 8)                                         -               1,104,413
     Future income tax liabilities (Note 12)                                    1,500,357                 482,866
-----------------------------------------------------------------------------------------------------------------

                                                                                2,850,791               5,857,987
-----------------------------------------------------------------------------------------------------------------

  Contingency - Going concern (Note 2a)

  CAPITAL SOURCES
  Capital stock
     Authorized
        Unlimited number of first preference shares without par
          value issuable in series
        Unlimited number of common shares without par value
     Issued and outstanding (Note 9)
        81,086,553 common shares at February 28, 2003
        (February 28, 2002 - 55,125,444 shares)                                 3,515,544             54,503,414
     Subscription for shares not yet issued                                             -                 50,000
     Shares to be issued (Note 8)                                               1,285,913                      -
  Equity component of First Preference Shares, Series I (Note 8)                        -                208,091
  Equity component of Convertible Notes (including accrued
     interest) (Note 10)                                                        1,287,930              1,287,930
  Share purchase warrants (Note 9)                                              1,150,366                879,439
  Capital surplus                                                                  20,851                      -
  Deficit (Note 9)                                                            (3,490,589)           (52,644,546)
-----------------------------------------------------------------------------------------------------------------

                                                                                3,770,015              4,284,328
-----------------------------------------------------------------------------------------------------------------
                                                                        $       6,620,806       $     10,142,315
=================================================================================================================

See accompanying notes to the consolidated financial statements

                             APPROVED BY THE BOARD

Victor H. Bradley, Director	J. Edward Fletcher, Director

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

                                                                           Year ended          Year ended
                                                                    February 28, 2003   February 28, 2002
----------------------------------------------------------------------------------------------------------

REVENUE                                                                 $           -      $    5,840,154
COST OF OPERATIONS                                                                  -         (3,873,713)
DEPRECIATION AND DEPLETION                                                          -         (1,982,025)
----------------------------------------------------------------------------------------------------------

OPERATING PROFIT                                                                    -            (15,584)

INTEREST AND OTHER INCOME                                                     157,907              22,628
FOREIGN EXCHANGE GAIN                                                               -             119,804
GAIN ON SALE OF FIXED ASSETS                                                        -              22,524
----------------------------------------------------------------------------------------------------------
                                                                              157,907            149,372
----------------------------------------------------------------------------------------------------------

EXPENSES
   Interest expense
     Loan payable                                                                   -          1,160,393
     First Preference Shares, Series 1                                        180,905            631,970
   Mineral property and other asset write-offs (Note 4d)                      894,304          8,199,509
   Salaries and consulting fees                                               783,957            548,724
   General and administrative                                                 283,784            397,173
   Professional fees                                                          207,695            101,862
   Filing and transfer agent fees                                              77,780             53,199
   General exploration                                                         48,819              3,328
   Bank charges and foreign exchange                                           29,643              2,853
   Federal, state and provincial taxes                                         10,106             11,905
   Depreciation                                                                 9,858             44,769
   Investor relations                                                           5,514             20,459
   Amortization of financing costs                                                  -            145,833
----------------------------------------------------------------------------------------------------------

                                                                            2,532,365         11,321,977
----------------------------------------------------------------------------------------------------------

LOSS BEFORE INCOME TAXES                                                  (2,374,458)       (11,172,605)

RECOVERY OF (PROVISION FOR) FUTURE
INCOME TAXES (Note 12)                                                    (1,017,491)           143,650
----------------------------------------------------------------------------------------------------------

NET LOSS FOR THE YEAR                                                     (3,391,949)       (11,028,955)

DEFICIT, BEGINNING OF THE YEAR                                           (52,644,546)       (41,515,689)

INTEREST ON CONVERTIBLE NOTES (Note 10)                                      (98,640)           (99,902)

REDUCTION OF DEFICIT (Note 9)                                              52,644,546                  -
----------------------------------------------------------------------------------------------------------

DEFICIT, END OF THE YEAR                                                $ (3,490,589)      $(52,644,546)
==========================================================================================================

BASIC AND DILUTED LOSS PER SHARE                                        $      (0.05)      $      (0.21)
==========================================================================================================

Weighted average number of shares outstanding
(in thousands)                                                                 65,374             52,647
==========================================================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           Year ended          Year ended
                                                                         Feb 28, 2003        Feb 28, 2002
----------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
    Net loss for the year                                                 $ (3,391,949)      $(11,028,955)
    Items not involving cash
        Mineral property and other asset write-offs                            894,304          8,199,509
        Depreciation and depletion                                               9,858          2,026,794
        Interest expense on First Preference Shares, Series 1                  180,905            631,970
        Amortization of financing costs                                              -            145,833
        Services paid in common shares                                         222,653              2,535
        Non cash stock-based compensation                                       20,851                  -
        Recovery of future income taxes                                      1,017,491          (143,650)
        Gain on disposal of fixed assets                                             -           (22,524)
----------------------------------------------------------------------------------------------------------

                                                                           (1,045,887)          (188,488)
    Net change in non-cash working capital (Note 11)                           243,566            600,219
----------------------------------------------------------------------------------------------------------

                                                                             (802,321)            411,731
----------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
    Loan proceeds                                                                    -            500,000
    Repayment of loan and accrued interest                                      `    -        (1,386,354)
    Issue of common shares and warrants
        For cash, net of issue costs of $152,801 (2002 $68,475)              1,402,096            176,168
    Subscription for shares not yet issued                                           -             50,000
----------------------------------------------------------------------------------------------------------

                                                                             1,402,096          (660,186)
----------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
    Expenditures on mineral properties                                        (72,126)           (25,135)
    Expenditures on Mina Martha                                                      -          (558,586)
    Purchase of equipment                                                            -          (179,985)
    Value-added tax credits recoverable                                       (19,080)          (370,782)
    Proceeds from sale of vehicles and equipment                                     -             24,361
    Return of deposit                                                              200             99,800
    Cash acquired on acquisition of Platero, net of cash acquisition costs           -             13,840
----------------------------------------------------------------------------------------------------------

                                                                               (91,006)         (996,487)
----------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) INCREASE IN CASH                                            508,769       (1,244,942)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR                                213,575         1,458,517
----------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF THE YEAR                                $     722,344      $    213,575
----------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
    Cash on hand and demand deposits                                      $     722,344      $    197,215
    Time deposits                                                                     -            16,360
----------------------------------------------------------------------------------------------------------
                                                                          $     722,344      $    213,575
----------------------------------------------------------------------------------------------------------

SUPPLEMENTARY INFORMATION REGARDING OTHER NON-CASH TRANSACTIONS

Financing Activities
   Extinguishment of loan and accrued interest payable on sale of
   mineral properties and related assets (Note 7)                           (3,293,185)                 -

   Issue of common shares and warrants for acquisition of Platero (Note 16)           -           965,804

   Issue of common shares on conversion of First Preference Shares               31,564            87,042

   Issue of common shares for interest due on convertible notes                  98,640            98,640

   Equity component of convertible notes
      Accrued interest charged to deficit                                        98,640            99,902
      Payment of interest in common shares                                     (98,640)          (98,640)

    Conversion of First Preference Shares into common shares
      Liability component of First Preference Shares                           (21,879)          (60,333)
      Equity component of First Preference Shares                               (9,685)          (26,709)

Investing Activities
     Sale of mineral properties and related assets (Note 7)                   3,293,185                 -
     Acquisition of Platero (Note 16)                                                 -         (965,804)

See accompanying notes to the consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations
-----------------------
The reference to "Yamana" in these consolidated  financial  statements refers to the Company and, where the context  requires,  all of its  subsidiaries  and its branch operation.

Yamana is engaged in the  acquisition,  exploration  and  development of mineral properties,  primarily in Argentina. Yamana began production in February 2001 at
Mina Martha (the Martha Mine) in Santa Cruz province,  Argentina,  and is in the exploration  stage in all other  properties.  Revenue  from the sale of ore from
Mina Martha began in April 2001. Mina Martha was sold in April 2002 (Note 7).

2. Significant accounting policies
----------------------------------
These  consolidated  financial  statements have been prepared in accordance with
Canadian  generally  accepted  accounting   principles  ("Canadian  GAAP").  The
preparation  of financial  statements  in  conformity  with  generally  accepted accounting principles requires management to make estimates and assumptions that affect  the  reported  amounts  and  other  disclosures  in  these  consolidated financial statements. Actual results may differ from those estimates.

The  significant  accounting  policies  used  in  these  consolidated  financial statements are as follows:

a. Going concern
These  consolidated  financial  statements have been prepared on a going concern basis  which  contemplates  that  Yamana  will  continue  in  operation  for the foreseeable  future and will be able to realize  its  assets and  discharge  its liabilities in the normal course of business.  Yamana's ability to continue as a going concern is dependent upon the raising of additional financing,  if, as and when required, and, ultimately, the attainment of profitable operations.

These consolidated  financial  statements do not give effect to adjustments that would be  necessary  to the carrying  values and  classifications  of assets and liabilities should Yamana be unable to continue as a going concern.

b. Basis of consolidation
These consolidated  financial  statements include the accounts of Yamana, all of its subsidiaries and its branch operation.

c. Cash and cash equivalents
Cash and cash equivalents  include,  from time to time,  short-term money market instruments with terms to maturity, at the date of acquisition, not exceeding 90 days.

d. Inventory
Inventory,  consisting of high-grade ore, is stated at the lower of the weighted average cost of production and net realizable value.  High-grade ore is ore that requires no additional processing before sale to a smelter.

e. Land, buildings and equipment
Land, buildings and equipment are recorded at cost, and depreciation is provided on a straight-line  basis over their estimated useful lives that currently range from three to seven years.

Yamana  reviews the carrying  value of its land,  buildings  and  equipment on a regular basis and, where their carrying values are estimated to exceed their net recoverable amounts, provision is made for the decline in value.

f. Mineral properties
Acquisition costs of mineral properties,  and direct exploration and development expenditures thereon,  including interest,  are capitalized.  Costs incurred for general  exploration that do not result in the acquisition of mineral properties are charged to operations.  Costs  relating to properties  abandoned are written off when such decision is made. When production is attained,  capitalized  costs are amortized using the unit of production method based upon estimated  reserves of mineral resources.

Yamana  reviews the carrying  value of each  property on a regular  basis.  This review  generally  is made by  reference  to the  timing of  exploration  and/or development work, work programs  proposed,  the exploration  results achieved by
Yamana and by others and, in the case of  producing  properties,  the  estimated future  operating  results  and net cash  flows.  When the  carrying  value of a property is estimated to exceed its net  recoverable  amount,  provision is made for the decline in value.

The ultimate recoverability of amounts shown for mineral properties is dependent upon the  discovery  of  economically  recoverable  reserves  and the ability of
Yamana to obtain the necessary  financing to develop the properties,  to achieve future  profitable  production  from  the  properties  or to  obtain  sufficient proceeds from disposition.

g. Foreign currency translation
Yamana considers the United States dollar to be its functional currency since it is the primary  economic  currency of the environments in which Yamana operates.
Accordingly, all amounts are reported in U.S. dollars, including the equivalents of certain Canadian dollar (C$) amounts (Notes 9, 10, and 12). Monetary items in a foreign  currency are  translated  into U.S.  dollars at the exchange  rate in effect  at  the  balance  sheet  date;  non-monetary  items  are  translated  at historical  exchange  rates;  revenue and expense  items are  translated  at the appropriate  monthly  average rate.  The resulting  foreign  exchange  gains and losses are included in operations.

Yamana anticipates that any dividends,  to the extent declared,  will be paid in
Canadian dollars.

h. Deferred financing costs
Costs  incurred in connection  with debt  financings  have been deferred and are being amortized over the term of the debt.

i. First Preference Shares, Series 1
The First  Preference  Shares,  Series 1 are a  compound  financial  instrument.
Accordingly,  the fair value of the  conversion  privilege  and the common share purchase  warrants  forming  part of the  issue  of  units  (Note  8) have  been classified as part of capital  sources,  with the balance of the gross  proceeds from the issue of the preference shares classified as a liability.  The costs of issuing the shares that have been  attributed  to the liability  component  have been deferred and are being  amortized over the estimated term of the liability.
The balance of those costs has been charged against the equity  components.  The carrying  amount of the liability is being accreted to the redemption  amount of
$1,000,000 as interest  expense over the  estimated  term of the  liability.  In addition,  the cumulative  dividends have been accounted for on an accrual basis as an additional interest expense.

j. Convertible notes
The convertible  notes which are, in substance,  an equity  instrument have been classified  as part of capital  sources.  Accordingly,  the costs of issuing the notes and interest expense on the notes are charged directly to the deficit as a capital transaction.

k. Revenue recognition
Revenue  from the  sale of ore is  recognized  when the  risks  and  rewards  of ownership pass to the purchaser,  including delivery of the product, the selling price  is  fixed or  determinable  and  collectibility  is  reasonably  assured.
Settlement  adjustments,  if any, are  reflected in revenue when the amounts are known.

1. Income taxes
Future income tax assets and  liabilities  are computed  based on differences in the carrying  amount of assets and  liabilities  on the balance  sheet and their corresponding  tax values,  generally using the enacted income tax rates at each balance  sheet  date.  Future  income tax assets  also  result  from unused loss carry-forwards  and other deductions.  The valuation of future income tax assets is  reviewed  quarterly  and  adjusted,  if  necessary,  by use  of a  valuation allowance to reflect the estimated realizable amount.

m. Stock option plans
Yamana  provides  options to  directors,  officers,  employees and others to buy shares of Yamana,  thereby  allowing them the  opportunity to participate in the progress of Yamana. No compensation expense is recognized when the stock options are granted or exercised.  Any consideration  received by Yamana on the exercise of stock options is credited to share capital.  If Yamana  repurchases the stock options, the consideration paid would be charged to the deficit.

n. Loss per share
The basic loss per share is computed by  dividing  the net loss by the  weighted average  number of common shares  outstanding  during the year. The diluted loss per share reflects the potential dilution of common share  equivalents,  such as shares  issuable on conversion of the First  Preference  Shares and  Convertible
Notes,  and the exercise of  outstanding  stock  options and  outstanding  share purchase  warrants,  in the weighted average number of common shares outstanding during the year, if dilutive.  For this purpose,  the  "if-converted"  method is used for the assumed  conversion of the First  Preference  Shares,  Series 1 and
Convertible Notes at the beginning of the year. In addition, the "treasury stock method" is used for the assumed  proceeds upon the exercise of stock options and share purchase  warrants that are used to purchase  common shares at the average market price during the year.

o. Stock-based compensation
The  Company  adopted  the  new  recommendation  of the  Canadian  Institute  of
Chartered Accountants  regarding Stock-Based  Compensation and Other Stock-Based
Payments,  effective January 1, 2002. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard  encourages the use of a fair value based method for direct awards of stock, stock appreciation  rights, and awards that call for settlement in cash or other  assets.  Awards  that a company  has the  ability to settle in stock are recorded as equity.

The Company adopted the intrinsic  value method for  stock-based  awards made to employees,  officers and directors whereby compensation cost is recorded for the excess,  if any, of the quoted market price over the exercise price, at the date the stock options are granted.

3. Land, buildings and equipment
--------------------------------

--------------------------------------------------------------------------------
                                                Feb 28, 2003        Feb 28, 2002
                              ------------------------------------- ------------
                                          Accumulated      Net Book     Net Book
                              Cost        Depreciation      Value        Value
--------------------------------------------------------------------------------

Land                        $        -     $         -    $       -  $   973,825
Buildings                      425,636               -      425,636      237,680
Field vehicles and
  equipment                     77,345          69,425        7,920      224,241
Exploration drill              114,655         114,655            -      112,983
Office furniture and
   equipment                   212,911         203,400        9,511       20,675
--------------------------------------------------------------------------------

                            $  830,547     $   387,480    $ 443,067  $ 1,569,404
--------------------------------------------------------------------------------

4. Mineral properties
---------------------

----------------------------------------------------------------------------
                                   Feb 28, 2003             Feb 28, 2002
                                   -----------------------------------------

Argentina (Santa Cruz)
   Mina Martha                     $          -             $  1,517,473
   Other                              5,063,290                5,493,972
Brazil                                  129,228                        -
Other                                     6,607                    5,813
----------------------------------------------------------------------------

                                   $  5,199,125             $  7,017,258
----------------------------------------------------------------------------

a. Santa Cruz, Argentina
Yamana  owned Mina  Martha  which is located  within the Bacon  property  in the province of Santa Cruz.  Production from the mine commenced in February 2001 and revenue from the sale of ore from the mine  commenced in April 2001.  Production was suspended in November 2001.  Mina Martha and related silver  properties were sold in April 2002 (Note 7).

Yamana holds certain other mineral  properties and exclusive  prospecting rights in the  province of Santa Cruz,  and has applied for the  exclusive  prospecting rights to certain other mineral  properties  which will require minimal payments to the  province,  should  such  rights be  granted.  Yamana  owns a 100 percent interest in its Santa Cruz properties.

Royal Gold,  Inc. has a 2 percent net smelter return royalty on Yamana's  Paloma property and on any and all mineral  production from Yamana's  mineral  property holdings as at November 1, 1999 in Santa Cruz province.

In April 2002, Yamana and Compania de Minas Buenaventura S.A.A. ("Buenaventura")
executed  a  Memorandum  of  Understanding  covering,  upon  completion  of  due diligence,  the exploration and development  funding of Yamana's gold properties in the  eastern  half of the  Deseado  Massif  gold-silver  region in Santa Cruz
Province, Argentina.

Buenaventura  can earn a 50% equity interest in Recursos  Yamana S.A.  ("RYSA"),
Yamana's  Argentine  subsidiary,  by: (1)  purchasing  1.5 million Yamana common shares for $150,000 (which has been completed);  (2) funding a staged three-year
$2,850,000  Phase I  exploration  program;  and  (3)  committing  to a Phase  II exploration  program.  In the  event  this  commitment  is not  made,  no equity interest will be earned by Buenaventura  and Yamana will retain a 100% ownership of RYSA.

If  Buenaventura  elects to proceed  with Phase II, it can  increase  its equity interest in RYSA to 66 2/3% by funding an additional  $3,000,000 in  exploration staged over the following  three years.  Buenaventura  has the right to withdraw from exploration funding only after the completion of any committed year.

Buenaventura  will  manage  activities   related  to  project   exploration  and
development,  with  Yamana  continuing  to  conduct  activities  related  to the acquisition  of new  opportunities.  Buenaventura  has  exercised  its  right to introduce a third party, Mauricio Hochschild Cia S.A.C. ("Hochschild"),  to this arrangement such that, after the $6,000,000 in funding,  each party would hold a one-third  interest  in RYSA.  If a  decision  is made to develop  any  specific property,  Yamana may maintain its fully participating one-third interest or opt
for  a  carried  10%  net   proceeds   interest.   As  at  February   28,  2003,
Buenaventura/Hochschild had funded $680,000.

b. Brazil
Yamana acquired a 100% interest in the 970-square  kilometer  Cumaru  Garimpeiro
Reserve and the adjoining 17-square  kilometer Gradaus mining property.  Gradaus consists of partially developed private ground with an active mining license and a modern operations camp.

Pursuant to the land agreement,  Yamana is required to make property payments of approximately $1,600,000 as follows:

                    Year ended                  Amount
                    ----------                  ------
                  Feb 28,  2003            $    75,000
                  Feb 29, 2004                 175,000
                  Feb 28, 2005                 200,000
                  Feb 28, 2006                 500,000
                  Feb 28, 2007                 200,000
                  Feb 28, 2008                 450,000
                                           ------------
                                           $ 1,600,000

c. Other properties
Yamana  continues to hold other property  interests in Argentina and Canada that require minimal or no payments.  These property interests are carried at nominal amounts.

d. Mineral property and other asset write-offs

                                          Feb 28, 2003              Feb 28, 2002
                                        ----------------------------------------
        Mineral Properties

          Argentina (Santa Cruz)
            Mina Martha                   $    171,700              $  1,717,324
            Disposition of 10%
            net proceeds interest             (75,200)                         -
            Other                                4,902                 5,539,084
          Chile                                      -                     6,553
          Indonesia                                  -                    24,293
          Papua New Guinea                           -                     2,262
          Paraguay                                   -                    41,704
        ------------------------------------------------------------------------
          Total mineral properties             101,402                 7,331,220
        ------------------------------------------------------------------------

        IVA Credits
          Argentina - Mina Martha              771,020                   816,378
          Argentina - Other                     19,080                         -
          Paraguay                                   -                    18,894
          Chile                                      -                     1,962
        ------------------------------------------------------------------------
          Total IVA credits                    790,100                   837,234
        ------------------------------------------------------------------------

        Other Assets
          Other                                  2,802                    31,055
        ------------------------------------------------------------------------
          Total other assets                     2,802                    31,055
        ------------------------------------------------------------------------

        Total mineral property and asset
        write offs                        $    894,304              $  8,199,509
        ------------------------------------------------------------------------

The  write-offs of mineral  property  costs  resulted  from either  management's assessment  of a decline  in value as a result of the  sales  thereof  (Note 7), management's  conclusion of the unlikelihood of securing  exploration funding or management's decision to abandon the property.

5. Accrued liabilities payable in stock
---------------------------------------
Accrued liabilities payable in stock consist of payables for bonuses, legal fees and accrued payroll.  As at February 28, 2003, the issuance of 5,978,274 shares, valued at $414,552,  had received necessary  shareholder and regulatory approval
and  the  issuance  of  3,235,800  shares,  valued  at  $188,759,   was  pending
shareholder approval.

6. Loan payable
---------------
Yamana secured a two-year $4,500,000 (originally  $4,000,000) loan facility from
Northgate  Exploration  (BVI) Limited  ("Northgate"),  for  development  of Mina
Martha in Santa Cruz  province,  Argentina.  This  facility bore interest at the rate of  thirty  percent  per  annum  compounded  annually  and was to mature on
December  23,  2001.  In April  2002,  Yamana  sold Mina Martha and the loan was repaid (Note 7).

Interest  expense related to the loan was capitalized  until production began in
February 2001 and was expensed  thereafter.  As at February 28, 2002, Yamana had incurred  interest  expense of  approximately  $1,802,372 on this loan, of which
$558,586 was  capitalized  in 2001 to mineral  properties and $1,160,393 in 2002 and $83,393 in 2001 was expensed.

7. Sale of silver properties
----------------------------
In April 2002, Coeur d'Alene Mines Corporation ("Coeur") acquired from Northgate
Exploration (BVI) Limited  ("Northgate") the outstanding balance on the loan and accrued interest payable.

As a result of this  agreement,  Coeur  also  acquired  all of  Yamana's  silver properties and related assets in the western part of the province of Santa Cruz,
Argentina,  in satisfaction  of the loan and accrued  interest  payable.  Yamana retained its gold  properties and government  refunds of value added tax related to Mina Martha  exports,  and a 10% net  proceeds  interest in all of the silver properties outside of the immediate 42 hectare Mina Martha area.

The carrying values of the assets sold were as follows:

        Mineral properties
          Mina Martha                                   $ 1,517,473
          Other                                             247,786
        Land, buildings and equipment                     1,115,947
        Inventory                                           330,392
        Accounts receivable                                  56,748
        Other assets                                         24,839
                                                       ------------
                                                        $ 3,293,185
                                                       ============

In January 2003, Yamana  surrendered its 10% net proceeds interest in the silver properties  to Coeur for  settlement  of all residual  closure  liabilities  and
$75,200 in cash.

8. First Preference Shares, Series 1
------------------------------------
a. First Preference Shares, Series 1, issued and outstanding:

                                                                                        Amount
                                                                                ------------------------
                                                         Preferred shares       Liability       Equity
                                                           outstanding           Portion       Portion
                                                        ------------------      ----------   -----------

   Balance at February 28, 2001                                 8,000,000       $ 573,640    $  234,800
   Converted into common shares                                 (910,000)        (60,333)       (26,709)
   Amortization of discount on issue                                    -         310,776              -
   Accrued dividends                                                    -         280,330              -
   -----------------------------------------------------------------------------------------------------
   Balance at February 28, 2002                                 7,090,000       1,104,413        208,091
   Converted  into common  shares                               (330,000)        (21,879)        (9,685)
   Amortization of discount on issue                                    -          90,730              -
   Accrued dividends                                                    -          76,551              -
   Surrendered for 2% NSR (Note 8b)                           (1,000,000)       (129,781)       (29,350)
   Purchase of Preference shares and
   dividends                                                  (5,560,000)     (1,081,770)      (163,186)
   Converted into note payable (unsecured;
   interest charged at 15% per annum; due
   October 1, 2003)                                             (200,000)        (38,264)        (5,870)
   -----------------------------------------------------------------------------------------------------

   Balance at February 28, 2003                                         -       $       -    $         -
   -----------------------------------------------------------------------------------------------------

Interest  expense of  $180,905  in 2003 and  $631,970  in 2002  relating to this financial  liability  includes  $13,624  in 2003  and  $40,864  in 2002  for the amortization of issue costs.

b. During the year ended February 28, 2003, Yamana agreed to purchase  5,560,000 preference  shares and the rights to dividends in exchange for 10,822,411 Yamana common shares.  The  Preference  shares were converted into common shares on the basis of 1.28205  common shares for each  Preference  share and one common share for each $0.0975 of accrued  dividends.  Yamana also agreed to grant a 2% NSR on
La Paloma,  a Yamana gold  property in Santa Cruz  province,  Argentina  for the surrender  of  1,000,000  preference  shares.  Yamana  issued the common  shares subsequent to February 28, 2003.

Warrants  that  were  originally  issued  with the  preferred  shares  that were purchased or surrendered were amended such that the expiration date was extended from  February 9, 2004 to December 31, 2004 and the  exercise  price was reduced from $0.15 to $0.125 per share.

9. Capital stock
----------------
a. Common shares issued and outstanding:

                                                Number of
                                                Common Shares             Amount
--------------------------------------------------------------------------------
Balance at February 28, 2001                       45,303,396       $ 53,519,202

Private placement, net of warrants
 and issue costs                                    1,820,000             79,464
Acquisition of Platero (Note 16)                    5,616,000            716,531
Issued on conversion of First Preference
 Shares                                               910,000             87,042
Issued for payment of services                         50,000              2,535
Issued for payment of interest on
 convertible notes                                  1,426,048             98,640
--------------------------------------------------------------------------------

Balance at February 28, 2002                       55,125,444         54,503,414

Capital reduction                                           -       (52,644,546)

Issued for cash (net of warrants and issue costs)
   Private Placement                               14,932,374            848,461
   Exercise of options                                200,000             13,628
   Exercise of warrants                             5,000,000            345,000
Issued on conversion of First Preference Shares       330,000             31,564
Issued for payment of services                      4,329,167            319,383
Issued for payment of interest on
convertible notes                                   1,169,568             98,640
--------------------------------------------------------------------------------
Balance at February 28, 2003                       81,086,553       $  3,515,544
--------------------------------------------------------------------------------

b. The  shareholders  of the Company  approved the elimination of the deficit at
February 28, 2002 of  $52,644,546  on August 30, 2002 by way of a  corresponding reduction to capital stock.

c. Yamana  closed a private  placement  with Coeur of 5,000,000  units for gross proceeds of  $255,000.  Each unit  consisted  of one common share and one common share  purchase  warrant of Yamana  exercisable  for five years from the closing date at an exercise  price of $0.069.  Coeur  exercised  50% of the  warrants in
September  2002 and its  remaining  warrants  in  December  2002 for total gross proceeds of  $345,000.  Coeur  received  the right to nominate  one  director to
Yamana's Board of Directors.

d.  Yamana  closed an  additional  private  placement  for  $150,000  as further explained in Note 4 above.

e. Yamana closed a private placement  financing of 8,006,374 units at a price of
C$0.15 per unit on February 28, 2003. Each unit consisted of one common share of
Yamana and one common share  purchase  warrant of Yamana  exercisable  for three years from the closing date at an exercise  price of C$0.20.  Yamana also issued
800,637  underwriter's  warrants exercisable up to 2 years from the closing date at an  exercise  price  of  C$0.19.  Subsequent  to  February  28,  2003,  in an
over-allotment option related to the same private placement, Yamana additionally placed  200,000 units and issued 20,000  underwriter's  warrants  under the same terms.

f. Transactions concerning share purchase warrants are summarized as follows:

                                              Number of
                                              Warrants                    Amount
--------------------------------------------------------------------------------
Outstanding, February 28, 2001               14,050,000              $   533,462
    Issued                                    4,901,000                  345,977
    Expired                                 (2,350,000)                        -
--------------------------------------------------------------------------------

Outstanding, February 28, 2002               16,601,000                  879,439
    Issued                                   10,062,611                  270,927
    Expired                                 (1,500,000)                        -
--------------------------------------------------------------------------------

Outstanding, February 28, 2003               25,163,611              $ 1,150,366
--------------------------------------------------------------------------------

Share purchase warrants  outstanding at February 28, 2003 as a result of private placements or other agreements were as follows:

      Number of
      Common         Exercise Price
      Shares         Per Share          Expiry Date
      ------------------------------------------------------------
      2,000,000      $0.20 (C$0.30)     September 15, 2003
      1,240,000      $0.15 (C$0.24)     February 9, 2004
        200,000      $0.15 (C$0.24)     February 9, 2004
      2,808,000      $0.15 (C$0.24)     March 14, 2004
      1,820,000      $0.15 (C$0.26)     July 25, 2004
      1,000,000      $0.10 (C$0.15)     August 2, 2004
      6,760,000      $0.125 (C$0.20)    December 31, 2004
        255,600      $0.125 (C$0.20)    September 4, 2005
        800,637      $0.13 (C$0.19)     February 28, 2005
        273,000      $0.125 (C$0.20)    July 25, 2005
      8,006,374      $0.13 (C$0.20)     February 28, 2006

As at February 28, 2003,  1,000,000 of these  warrants with an exercise price of
$0.10 expiring on August 2, 2004 had been granted, but not issued.

g. From time to time,  Yamana  grants  stock  options  to  directors,  officers, employees and others,  to purchase  shares at the quoted market value on the day preceding the date of the grant.  The options have no vesting  period and expire after  ten  years.  Transactions  concerning  stock  options,  all of which  are exercisable, are summarized as follows:

                                                                        Weighted
                                                                         Average
                                                Number of               Exercise
                                                   Shares            Price in C$
--------------------------------------------------------------------------------
Outstanding, February 28, 2001                  4,117,750                 $ 0.40
        Granted                                 4,599,000                   0.27
        Expired                                 (834,000)                   0.57
--------------------------------------------------------------------------------

Outstanding, February 28, 2002                  7,882,750                   0.30
        Granted                                   750,000                   0.15
        Exercised                               (200,000)                  0.105
        Expired                                 (140,000)                   0.35
--------------------------------------------------------------------------------

Outstanding, February 28, 2003                  8,292,750                 $ 0.11
--------------------------------------------------------------------------------

As a result of stock options granted to  non-employees,  the Company  recognized
$20,851  as  stock-based  compensation  expense  and  included  this  amount  in contributed  surplus.  The stock based  compensation  expense is  classified  in general and administrative expense.

When stock-based  compensation awards are granted to employees,  no compensation cost is recognized when their exercise price exceeds or equals the fair value of the Company's common shares at the date of grant. Had the compensation  cost for the Company's  stock-based  compensation  plan been determined based on the fair value method of accounting  for awards  granted to employees on or after January
1, 2002,  the  Company's  net loss would  have been  increased  to the pro forma amounts indicated below:

                                          For the year ended
                                          February 28, 2003
                Net Loss
                     As reported          $3,490,589
                     Pro forma            $3,507,054

The pro forma loss per share for the year would be the same  amount  reported on the consolidated statements of loss and deficit.

The fair value of each option  grant is estimated on the date of grant using the
Black-Scholes   option  pricing  model  with  the  following   weighted  average
assumptions  used for grants in the year ended  February 28, 2003:  no dividends are to be paid,  volatility of 102%,  risk-free interest rate of 5% and expected life of 10 years.

The following table summarizes  information concerning stock options outstanding as at February 28, 2003:

        Options outstanding and exercisable
      ---------------------------------------------

                                        Weighted
                                         Average
      Exercise                         Remaining
      Price in        Number of        Contractual
      C$                 Shares      Life (months)
      ---------------------------------------------
      $0.20             250,000        119.00
      $0.13             300,000         55.00
      $0.12             200,000         53.00
      $0.105          7,542,750         81.13
                      ---------
                      8,292,750
                      ---------

At February 28, 2002,  7,882,750  stock options were  exercisable  at a weighted average  exercise  price of C$0.30.  During the year ended  February  28,  2003,
Yamana repriced certain of these stock options.

10. Convertible notes
---------------------
In 1998,  Yamana completed the sale of $4,800,000  principal amount of 8% Senior
Secured  Convertible Notes (the "Notes") of Yamana maturing July 17, 2003. As of
February 28, 2003 and 2002, convertible notes of $1,233,000 and accrued interest of $54,930 were outstanding.

The Notes were originally  secured and senior in rank to all other  indebtedness of Yamana.  In November 1999,  the  noteholders  approved a resolution  that the
Notes  shall no longer be  secured  and shall  rank  parri  passu with all other unsecured debt of Yamana.  The resolution also changed,  among other things, the conversion  price to $0.375  (C$0.54)  per share  (which is subject to  downward
adjustment  in  certain  circumstances).   Yamana  has  the  option  in  certain
circumstances to require conversion of all of the Notes.

Yamana has the right in certain  circumstances to redeem the Notes in cash prior to maturity.  Yamana also has the right to repay the Notes at  maturity,  and to pay interest on the Notes,  in cash or by the issue of common  shares of Yamana.
Accordingly,  the Notes  have been  accounted  for as an equity  instrument  for accounting purposes.

11. Net change in non-cash working capital
------------------------------------------

                                                Year ended            Year ended
                                              Feb 28, 2003          Feb 28, 2002
--------------------------------------------------------------------------------

    Net decrease (increase) in
        Accounts receivable                     $  (153,397)        $   (72,896)
        Advances and deposits                        123,969             151,000
        Inventory                                          -             275,104

    Net increase in
        Accounts payable and other
        accrued liabilities                          272,994             150,865
        Accrued interest payable                           -              96,146
--------------------------------------------------------------------------------

                                                $    243,566        $    600,219
--------------------------------------------------------------------------------

12. Income taxes
----------------

     Net  future  income  tax  liabilities  as at  February  28,  2003  and 2002 consisted of the following:

                                                     Year ended       Year ended
                                                   Feb 28, 2003     Feb 28, 2002
                                                   ------------     ------------
Future income tax assets:
 Resource properties and other fixed assets       $ 1,858,031      $   1,376,217
 Loss carry-forwards in Canada and United States    6,119,699          6,325,053
 Financing costs                                      107,990             70,886
                                                  ------------     -------------

                                                    8,085,720          7,772,156
 Less: Valuation allowance                        (8,085,720)        (7,772,156)
                                                  ------------     -------------
Future income tax liabilities:
 Resource properties                                1,500,357            482,866
                                                  ------------     -------------

Net future income tax liabilities                 $ 1,500,357      $     482,866
                                                  ============     =============

     A  reconciliation  of the  provision  for  recovery  of income  taxes is as follows:

                                                     Year ended       Year ended
                                                   Feb 28, 2003     Feb 28, 2002
                                                   ------------     ------------

Statutory tax rates                                      37.80%           41.30%
                                                   ------------     ------------
Provision for recovery of income taxes
   computed at statutory tax rates                      897,546        4,614,287
Effect of lower tax rates of foreign jurisdictions    (338,824)      (1,030,079)
Tax benefits not recognized in period that loss arose (654,244)      (3,510,098)
Change in tax basis of mineral properties on
  reorganization                                    (1,017,491)
Other                                                    95,522           69,540
                                                   ------------     ------------

(Increase) decrease in future tax liabilities      $(1,017,491)     $    143,650
                                                   ============     ============

At February 28,  2003,  Yamana had the  following  loss  carry-forwards  for tax purposes:

                                   U.S. Dollar
             Local currency        equivalent           Expiry date
             --------------        ----------           -----------

Canada       C$ 22,393,000       $    15,090,000      2004 to 2010
U.S.         US$ 1,188,000       $     1,188,000      2012 to 2023

Yamana also has tax loss carry-forwards in certain other foreign  jurisdictions, the amounts of which are unlikely to be utilized.

13. Related party transactions
------------------------------

Related  party  transactions  during the years ended  February 28, 2003 and 2002 were as follows:

                                                Year ended           Year ended
                                              Feb 28, 2003         Feb 28, 2002
--------------------------------------------------------------------------------
Directors fees and consulting fees to
  associates thereof                            $   17,319          $     35,722

Legal fees to a law firm that had
  partners who are either a director
  or an officer of Yamana                           26,497               116,813
--------------------------------------------------------------------------------
                                                $   43,816          $    152,535
--------------------------------------------------------------------------------

14. Segmented information
-------------------------
Yamana  considers its business to consist of one  reportable  operating  segment
(Note 1).  Capital  assets  referred  to below  consist of land,  buildings  and equipment, and mineral properties.

                                                Year ended           Year ended
                                              Feb 28, 2003         Feb 28, 2002
--------------------------------------------------------------------------------
Revenue
  Mina Martha, Argentina                       $         -         $   5,840,154
--------------------------------------------------------------------------------

Capital assets at the end of the year
  Argentina                                     $5,496,847         $   8,561,308
  Brazil                                           129,228                     -
  Other                                             16,117                25,354
--------------------------------------------------------------------------------
                                                $5,642,192         $   8,586,662
--------------------------------------------------------------------------------

15. Disclosures regarding financial instruments
-----------------------------------------------
The fair  value of  Yamana's  cash and  cash  equivalents,  amounts  receivable, advances and  deposits,  accounts  payable and other accrued  liabilities  as at
February 28, 2003 and 2002 was estimated to approximate their carrying value.

Yamana did not have First Preferences  Shares,  Series 1 as at February 28, 2003
and their fair value was not determinable as at February 28, 2002.

16. Platero acquisition
-----------------------
In March 2001,  Yamana acquired Platero  Resources Inc.  ("Platero"),  a private
Yukon  Territory-incorporated  exploration  company with  properties  located in proximity  to  Yamana's  Mina  Martha  and  Martinetas  property  in Santa  Cruz province, Argentina.

Yamana issued for each of the approximately 5.6 million common shares of Platero outstanding,  one  common  share of Yamana  and  one-half  of one  common  share purchase  warrant.  Each whole warrant is exercisable for one additional  common share of Yamana at a price of $0.15 per share and is  exercisable at any time up to February 8, 2004. The fair value of the common  shares,  based on the closing price of Yamana's  common shares for a period  before and after the  acquisition date,  was $716,531.  The fair value of the warrants,  based on a  Black-Scholes
Model, was $249,273.

The  acquisition has been accounted for using the purchase method of accounting.
The fair value of the net assets acquired was as follows:

 Current assets (including cash of $67,943)         $     84,803
 Mining property and equipment                         1,556,475
 Other assets                                              7,630
 Current liabilities                                     (2,485)
 Future income tax liabilities                         (626,516)
--------------------------------------------------------------------------------
                                                    $  1,019,907
================================================================================

 Consideration comprised of:
   5,616,000 common shares of Yamana with a
     fair value of $0.1632 per share                $    716,531
   2,808,000 share purchase warrants with a
     fair value of $0.0888 per warrant                   249,273
   Transaction costs                                      54,103
--------------------------------------------------------------------------------
                                                    $  1,019,907
================================================================================

17. Subsequent events
---------------------
In April 2003,  Yamana announced that it had reached  agreement with Santa Elina
Mines Corp. (Santa Elina) to acquire all of Santa Elina's gold assets in Brazil.
The assets include three  advanced  pre-production  gold  projects,  a number of midstage  exploration  projects,  and claims or concessions covering prospective exploration areas in two of Brazil's major gold regions.

Yamana will acquire Santa Elina's gold assets through the issue of common shares such that existing Yamana  shareholders will own 15% of Yamana going forward and
Santa  Elina will own 85%.  As part of this  acquisition,  it is  expected  that
Yamana will  consolidate its common shares on a one for twelve basis.  Yamana is also in  discussion  with  certain  persons who might take on senior  management roles upon completion of this acquisition, including the role of Chief Executive
Officer.

Completion of the  acquisition  is subject to a number of  conditions  including
Toronto  Stock  Exchange  approval,  satisfactory  completion  of due  diligence reviews,  Yamana  receiving the approval of its Board of Directors,  approval of
Yamana's shareholders and the execution of formal agreements. The transaction is also conditional upon Yamana raising a minimum of C$10 million.  However, Yamana plans to target a much larger  financing  and expects to structure the terms for that  financing in  early-June  based on the outcome of Yamana's  other  current initiatives and receipt of NI 43-101 reports.

CORPORATE DATA

DIRECTORS & OFFICERS

R. Stuart Angus
Director

Victor H. Bradley
President/CEO & Director

J. Edward Fletcher
Chairman of the Board of Directors

Dieter A. Krewedl
Director

Hugh M. Hamilton
Vice President, Corporate Affairs

Melvin L. Klohn
Vice President, Exploration

Patrick J. Mars
Director

William V. Schara
Vice President, Finance/CFO

Lance S. Tigert
Director

REGISTERED OFFICE

Yamana Resources Inc.
Commerce Court West
53rd Floor, P.O. Box 85
Toronto, Ontario
Canada M5L 1B9

EXECUTIVE OFFICE

3151 East 29th Avenue
Spokane, WA 99223 USA
Tel: (509) 838-6615
Fax: (509) 838-0714

CAPITALIZATION

81,086,553 common shares
issued as of February 28, 2003

TRANSFER AGENT

CIBC Mellon Trust Company
320 Bay Street
P.O. Box 1
Toronto, Ontario
Canada M5H 4A6

AUDITORS

Deloitte & Touche LLP
Vancouver, Canada

LEGAL COUNSEL

Fasken Martineau DuMoulin
Vancouver, Canada

SHARES LISTING

Symbol: YRI
Toronto Stock Exchange

INFORMATION CONTACT

Victor H. Bradley

ANNUAL & SPECIAL MEETING

11:00 a.m., July 15, 2003
Design Exchange
Third Floor South
Patty Watt Room
234 Bay Street
Toronto, ON

YAMANA RESOURCES INC.
3151 East 29th Ave.
Spokane, WA 99223
Tel:(509)838-6615
Fax:(509)838-0714
TSE Symbol:YRI
www.yamana.com